MICROMEM TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 31, 2017

TO THE SHAREHOLDERS OF MICROMEM TECHNOLOGIES INC.

Take notice that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares of Micromem Technologies Inc. (the “Company”) will be held at the 303 Bay Street, Toronto, Ontario, Canada M5H 2R1 at the hour of 10:00 A.M. (Eastern time) on Friday, July 21, 2017, for the following purposes:

1.	to place before the Meeting the financial statements for the fiscal years of the Company ended October 31, 2016 together with the auditors’ report thereon;

2.	to elect directors of the Company ("Directors") for the ensuing year;

3.	to re-appoint Collins Barrow Toronto LLP as the auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration; and,

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Company dated May 31, 2017 (the “Circular”). To be approved, each of the foregoing matters is required to be passed by an “ordinary resolution”, being a majority of the votes cast by the Shareholders who voted in respect of that resolution at the Meeting.

The Directors have fixed the close of business on June 2, 2017 as the record date for determining shareholders who are entitled to attend and vote at the Meeting. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

A Shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his/her/its duly executed form of proxy with the Company’s transfer agent and registrar, TSX Trust Company (“TSX Trust ”), at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 no later than Wednesday, July 19, 2017 at 10:00 a.m. (Eastern time), or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting (the "Proxy Deadline"). Shareholders who are unable to attend the Meeting in person are urged to complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Notice-and-Access

The Company is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, financial statements of the Company for the years ended October 31, 2016 (“Financial Statements”) and management’s discussion and analysis of the Company’s results of operations and financial condition 2016 (“MD&A”) may be found on the Company’s SEDAR profile at www.sedar.com and also on the Company’s website at http://www.micromeminc.com/about/. The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Obtaining Paper Copies of Materials

The Company anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Company through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions about notice-and-access can call the Company’s transfer agent, TSX Trust, toll-free at 1.866.393.4891 ext. 205. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Company’s Corporate Secretary toll free at 1.877.388.8930. A request for paper copies in advance of the Meeting must be received by the Company or TSX Trust, as applicable, by July 10, 2017 in order to allow sufficient time for Shareholders to receive the paper copies and to return their proxies or voting instruction forms to intermediaries not later than the Proxy Deadline. If any requests for paper copies are received by the Company after July 10, 2017, paper copies will be delivered to Shareholders in accordance with applicable securities law.

Voting

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A “beneficial” or “non-registered” Shareholder will not be recognized at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker, unless the “beneficial” or “non-registered” Shareholder designates himself, herself or itself as proxyholder for the registered Shareholder on the proxy or voting instruction form, as applicable, and attends the Meeting and votes the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to complete, date and sign the form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided.

To be valid, proxies or voting instruction forms, as applicable, must be received (i) at the office of TSX Trust Company (in the case of registered holders) at 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1 no later than the Proxy Deadline, or (ii) at your intermediary (in the case of beneficial holders) with sufficient time for them to file a proxy by the Proxy Deadline, failing which such proxies or voting instruction forms may not be counted.

Shareholders are reminded to review the Circular before voting.

DATED at Toronto, Ontario this 31st day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Fuda (signed)
President, C.E.O. and Director